SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. ___)1
TransAtlantic Petroleum Corp.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
893522 20 1

(CUSIP Number)
Barbara Pope
4801 Gaillardia Parkway
Suite 225
Oklahoma City, Oklahoma 73142
Attention: Matthew McCann
(405) 286-6324

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 18, 2008

(Date of Event which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barbara Pope

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

United States

	7	SOLE VOTING POWER

NUMBER OF		7,280,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		685,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,280,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

685,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,965,000 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, OO

Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, no par value, of TransAtlantic Petroleum Corp., a body corporate incorporated under the laws of the Province of Alberta (the “Issuer”). The address of the principal executive office of the Issuer in Canada is Suite 1840, 444 – 5th Ave. SW, Calgary, Alberta T2P 2T8. The address of the principal executive office of the Issuer in the United States is 5910 N. Central Expressway, Suite 1755, Dallas, Texas 75206.
Item 2. Identity and Background.
This Schedule 13D is being filed by and on behalf of Barbara Pope, an individual resident of the State of Texas (“Reporting Person”). The Reporting Person is the beneficial owner of or has dispositive power over 7,965,000 of common stock, which consists of: (i) 685,000 shares of common stock owned directly by the Reporting Person and her spouse; (ii) 7,000,000 shares of common stock owned equally by the following Grantor Retained Annuity Trusts over which she has no beneficial ownership, but has dispositive power: Barbara Pope, Trustee of the Amy Mitchell GRAT #2005 for the benefit of Alexandria Nicole Mitchell (“GRAT #1”); Barbara Pope, Trustee of the Amy Mitchell GRAT #2005 for the benefit of Noah Malone Mitchell, 4th (“GRAT #2”); Barbara Pope, Trustee of the Amy Mitchell GRAT #2005 for the benefit of Stevenson Briggs Mitchell (“GRAT #3”); Barbara Pope, Trustee of the Amy Mitchell GRAT #2005 for the benefit of Elizabeth Lee Mitchell (“GRAT #4”) and (iii) 280,000 shares of common stock owned equally by the following Grantor Retained Annuity Trust as follows: Barbara Pope, Trustee of the Malone Mitchell GRAT #2005 for the benefit of Alexandria Nicole Mitchell (“GRAT #5”); Barbara Pope, Trustee of the Malone Mitchell GRAT #2005 for the benefit of Noah Malone Mitchell, 4th (“GRAT #6”); Barbara Pope, Trustee of the Malone Mitchell GRAT #2005 for the benefit of Stevenson Briggs Mitchell (“GRAT #7”); Barbara Pope, Trustee of the Malone Mitchell GRAT #2005 for the benefit of Elizabeth Lee Mitchell (“GRAT #8”) (collectively called “GRATS”).
Pope is citizen of the United States of America. Pope is engaged in managing personal and family investments.
The address of the principal office of the Reporting Person is 1491 Cooks Corner Road, Pottsboro, Texas 75076.
During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
During June 13-18, 2008, the Reporting Person acquired 280,000 (GRATs #5-#8) shares of common stock of the Issuer on the open market at a price per Common Share of US $1.03 and an aggregate purchase price of US $288,400 (the “Shares”).

Item 4. Purpose of the Transaction.
The Reporting Person holds the Shares as reported herein for investment purposes. The Reporting Person may acquire additional shares of common stock in future transactions.
The Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person beneficially owns or exercises dispositive power over 7,965,000 shares of common stock, which represents 10.1% of the outstanding common stock.
(b) The Reporting Person shares the power to vote or dispose of 685,000 shares. The Reporting Person has sole voting and dispositive power over the 7,280,000 shares owned by the GRATS.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Reporting Person is a beneficiary of a registration rights agreement dated April 8, 2008 (“Registration Rights Agreement”). The Registration Rights Agreement calls for the Issuer to prepare and file a preliminary prospectus and a prospectus with the Canadian Securities Commissions covering the Shares owned by the Reporting Person. Such registration statement must enable the Reporting Person to sell the Shares to the public in any or all of the provinces and territories of Canada.
Item 7. Material to be Filed as Exhibits.
None
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 24, 2008

/S/ BARBARA POPE
BARBARA POPE